SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                          14th September, 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 14 September, 2005 re: Directorate Change


LLOYDS TSB GROUP PLC




187/05                                              14 September 2005



BOARD CHANGE AT LLOYDS TSB GROUP


The board of Lloyds TSB is pleased to announce the appointment of Lord Leitch ('Sandy') as a non-executive director of Lloyds TSB Group plc from 1st October 2005.


With a career spanning more than thirty years in financial services, Lord Leitch brings considerable experience to the Group. Until recently, he was Chairman and CEO of Zurich Financial Services' UKISA (UK, Ireland and South Africa) and Asia Pacific division and Head of its Global Life Business.


Lord Leitch has been Chairman of the Life Insurance Council and the Association of British Insurers.


He is also a Non-Executive Director of United Business Media plc and BUPA.


Maarten van den Bergh, Chairman of Lloyds TSB, said:


"We are delighted to welcome Lord Leitch to the board. With his experience of financial services he brings an excellent understanding of the complex issues associated with a regulated industry."




                                    - ends -



Notes:

1.   Biographical details attached.

2. To comply with paragraph LR 9.6.13R of the UK Listing Authority listing rules, the company confirms that:

     (i) except as stated above Lord Leitch has not held a directorship in any publicly quoted company during the past five years; and
    (ii) there are no matters required by paragraphs LR 9.6.13R (2) to (6) of the listing rules to be disclosed in relation to Lord Leitch.






For further information:-

Investor Relations
Michael Oliver                                +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk



Media
Mary Walsh                                    +44 (0) 20 7356 2121
Director of Corporate Relations
E-mail: mary.walsh@lloydstsb.co.uk




                           FORWARD LOOKING STATEMENTS



This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.


LORD LEITCH (Sandy)


Career

Zurich Financial Services is one of the World's largest insurance companies and, until recently, Sandy was Chairman and Chief Executive of UKISA/Asia Pacific Division and Head of Zurich's Global Life business.

He has had extensive experience as a chairman (e.g. Threadneedle Asset Management, Eagle Star, Dunbar Bank, Gresham) and on Plc Boards (e.g. BAT Industries, Allied Zurich, Allied Dunbar). His responsibilities have spanned 30 countries and covered almost every area in Financial Services.

He has played a prominent role nationally and was Chairman of the Life Insurance Council from 1997 to 1998 and the Association of British Insurers from 1998 to 2000.

He is a Non-Executive Director at United Business Media plc and BUPA.




Other External Activities

Sandy has devoted enormous energy to improving Society. He was Chairman of UK Cares and Deputy Chairman of Business in the Community. He chairs the National Employment Panel (reporting to the Chancellor), and is Deputy Chairman of the Commonwealth Education Fund. He was also Chairman of the Balance Foundation until September 2005.

He is Chairman of "The Leitch Review of Skills in the UK" - an independent review advising Government on how to define the UK's optimum skills mix in order to maximise economic growth and productivity by 2020.

In 2004, he was awarded a Life Peerage.







                                                               September 2005

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     14 September, 2005